Exhibit 2.4.2

FIRST AMENDMENT TO

AGREEMENT AND PLAN OF REORGANIZATION

This First Amendment to the Agreement and Plan of Reorganization, dated as of August 5, 2005 (the “Amendment”) is entered into by and among DPAC Technologies Corp., a California corporation (“DPAC”), DPAC Acquisition Sub, Inc., an Ohio corporation (“DPAC Sub”), and QuaTech, Inc., an Ohio corporation (“QuaTech”).

RECITALS

WHEREAS, the parties entered into that certain Agreement and Plan of Reorganization, dated April 26, 2005 (the “Merger Agreement”), whereby DPAC, DPAC Sub and QuaTech agreed to engage in a business combination transaction following which QuaTech will become a wholly-owned subsidiary of DPAC (the “Transaction”);

WHEREAS, since the signing of the Merger Agreement, the circumstances of each of DPAC and QuaTech have changed, and in some cases the occurrence of events took longer than anticipated or became impossible, such that certain closing conditions to the Transaction, as set forth in Article VI of the Merger Agreement, are no longer feasible or applicable;

WHEREAS, QuaTech has commitments from financial institutions (“Commitment Letters”) to obtain approximately $4,000,000 for recapitalization and general corporate purposes, the funding of which shall occur prior to the Effective Date (the “QuaTech Refinancing”);

WHEREAS, the parties have anticipated the possibility that the shares of common stock of DPAC would become delisted from the Nasdaq SmallCap Market, despite DPAC’s efforts to retain their listing on the Nasdaq SmallCap Market;

WHEREAS, in light of the changed circumstances, each party is not willing to proceed with the Transaction unless certain amendments are made.

WHEREAS, as a result of the foregoing changed circumstances and in consideration for this Amendment, Development Capital Ventures, LP (“DCV”) an affiliate of QuaTech  has agreed to provide DPAC a secured short term bridge loan in the principal amount of $500,000  (the “DCV Bridge Loan”) and DCV and DPAC have agreed to enter into a License Agreement dated as of the date hereof, whereby DPAC will grant to DCV an exclusive, worldwide and perpetual right and license to manufacture, develop, market and sell all of DPAC’s Airborne products and technology  which will be exclusively sub-licensed to QuaTech (the “License Agreement”);

WHEREAS, the parties desire to amend the Merger Agreement to reflect the foregoing; and

WHEREAS, the Board of Directors of each of DPAC, DPAC Sub and QuaTech believe that as of the date hereof it is in the best interests of each of their respective companies to proceed with the Transaction, as set forth in the Merger Agreement as amended hereby.

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1.                                       Exchange Rates.  Sections 1.6(a) and (b) of the Merger Agreement are amended and restated in their entirety to read as follows:

“(a)                            Conversion of QuaTech Common Stock.  At the Effective Time, all shares of QuaTech common stock, par value $0.00001 per share (“QuaTech Common Stock”) issued and outstanding immediately prior to the Effective Time, other than any shares of QuaTech Common Stock to be canceled pursuant to Section 1.6(c), shall be canceled and extinguished, and all of the shares of QuaTech Common Stock theretofore outstanding shall be converted automatically solely into the right to receive a number of registered whole shares of DPAC Common Stock (adjusted appropriately for any stock splits, stock dividends or similar recapitalization occurring prior to the Effective Time including without limitation the Reverse Split), rounded up to the nearest whole number of shares of DPAC Common Stock, at a rate, subject to adjustment, of one whole share of DPAC Common Stock in exchange for each 0.035916864 of one whole share of QuaTech Common Stock (the “Common Exchange Rate”), without payment for any lesser fractions, and all such lesser fractions of one whole shares of QuaTech Common Stock shall be cancelled without further payment therefor, except that a beneficial holder may aggregate such fractions from the person’s total holdings.  At the Closing, QuaTech shall deliver to DPAC a certified list showing the name and address of each record holder of QuaTech Common Stock and the exact number of shares held by each such holder (the “QuaTech Common Shareholder List”).  For avoidance of doubt, the Common Exchange Rate will require an adjustment to take into account the change in the number of outstanding shares of DPAC Common Stock as will result from the Reverse Split.

(b)                                 Conversion of QuaTech Preferred Stock.  At the Effective Time all shares of QuaTech 9% Series A Convertible Preferred Stock, par value $0.00001 per share (“QuaTech Preferred Stock”) issued and outstanding immediately prior to the Effective Time shall be cancelled and extinguished and each share of QuaTech Preferred Stock theretofore outstanding shall be converted automatically solely into the right to receive a number of registered whole shares of DPAC Common Stock at a rate, subject to adjustment, of one whole share of DPAC Common Stock (adjusted appropriately for any stock splits, stock dividends or similar recapitalization occurring prior to the Effective Time including without limitation the Reverse Split), rounded up to the nearest whole number of shares of DPAC Common Stock, in exchange for each 0.035916864 of one whole share (subject to adjustment as provided below) of QuaTech Preferred Stock (the “Preferred Exchange Rate”), without payment for any lesser fractions of one whole share of QuaTech Preferred Stock, and all such lesser fractions shall be cancelled without further payment therefor, except that a beneficial holder may aggregate such fractions from the person’s total holdings.  For avoidance of doubt, the Preferred Exchange Rate will require an adjustment to take into account the change in the number of outstanding shares of DPAC Common Stock as will result from the Reverse Split.

2.                                       New Securities.  Section 1.6(i), Section 4.3 and 6.2(f) of the Merger Agreement are deleted in their entirety.

3.                                       NASDAQ Listing.  Section 4.4, Section 5.14 and Section 6.1(i) of the Merger Agreement are deleted in their entirety.

4.                                       Minimum Cash Balance.  Section 6.1(e) of the Merger Agreement is deleted in its entirety.

5.                                       Minimum Credit Facility.  Section 6.1(f) of the Merger Agreement is deleted in its entirety; provided, however, that its remains a condition to QuaTech’s obligation to close that DPAC have no outstanding bank or other similar debt owed to any financial institution other than the DCV Bridge Loan and further is a condition to QuaTech’s and DPAC’S respective obligation to close the Merger that the QuaTech Refinancing have occurred on terms consistent with the Commitment Letters and satisfactory to QuaTech.

6.                                       Exchange Ratio.  Section 6.1(g) of the Merger Agreement is deleted in its entirety.

7.                                       QuaTech Warrant.  Section 6.1(h) of the Merger Agreement is deleted in its entirety.

8.                                       DPAC Reconstituted Board.  Section 6.1(j) of the Merger Agreement is amended and restated in its entirety as follows:

“In accordance with Section 5.15 of this Agreement, the DPAC Reconstituted Board shall consist of William Roberts, Steven D. Runkel, Creighton K. Early, Samuel W. Tishler, Mark Chapman, James Bole and Dennis Leibel.”

9.           Section 6.3(i) is added to the Merger Agreement, and it shall read in its entirety as follows:

“(i) By September 30, 2005, QuaTech shall have refinanced its subordinated debt as contemplated in Section 5 of Amendment No.1 to this Agreement.”

10.                                 Understanding of the Parties.  It is expressly agreed and contemplated by the parties, after full opportunity to conduct and review due diligence, that none of the present circumstances of DPAC or QuaTech shall be considered to have caused a Material Adverse Effect; and prior to the Closing QuaTech or DPAC may cause any or all of the following to occur, none of which shall be considered, whether they occur or not, to cause a Material Adverse Effect:  (i) QuaTech may refinance its bank debt; (ii) QuaTech may refinance its subordinated debt; (iii) the QuaTech warrant may be transferred to DCV or other shareholders of QuaTech; (iv) QuaTech and DPAC have entered into the License Agreement and this Amendment of the Merger Agreement, subject to approval of DPAC shareholders; (v) DPAC may cause certain former employees to modify their existing contracts to substitute DPAC common stock for future cash payments pursuant to such contracts; (vi) DPAC Common Stock shall be and remain delisted through the Effective Time. (vii) DPAC may issue promissory notes convertible into common stock to its legal counsel for one-half the fees charged from July 1, 2005 work forward and pay the remainder of all fees and costs of counsel in cash as and when due or upon the Effective Times if earlier; and (viii) DPAC and QuaTech may perform and carry out all of the other transactions referred to in this Amendment, including but not limited to the recitals.

11.                                 Effect of Merger Agreement.  Except as specifically amended hereby, the Merger Agreement shall remain in full force and effect.

12.                                 Governing Law.  This Amendment shall be governed by and construed in accordance with the laws of the State of Ohio, without regard to its conflicts of laws principles.

13.                                 Entire Agreement.  This Amendment, together with the Merger Agreement and the License Agreement, constitutes the complete, final and exclusive understanding and agreement of the parties and supersedes any and all prior or contemporaneous negotiations, correspondence, understandings and agreements, whether oral or written, between the parties with respect to the subject matter hereof.

14.                                 Use of Defined Terms.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

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IN WITNESS WHEREOF, the undersigned have executed and delivered this First Amendment to the Agreement and Plan of Reorganization by their respective duly authorized officers as of the date first written above.

DPAC TECHNOLOGIES CORP.

By:
Name:	Creighton K. Early
Title:	Chief Executive Officer

DPAC ACQUISITION SUB, INC.

By:
Name:	Creighton K. Early
Title:	Chief Executive Officer

QUATECH, INC.

By:
Name:	Steven D. Runkel
Title:	Chief Executive Officer